Exhibit 99.1

Notice of Annual General Meeting
to be held on 11 May 2017

Strongbridge Biopharma plc
(the “Company” or “Strongbridge”)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action to be taken, you should consult with your independent financial adviser who, if you are taking advice in the Republic of Ireland, is authorised or exempted under the European Communities (Markets in Financial Instruments) Regulations (Nos. 1 to 3) 2007 (as amended) or the Investment Intermediaries Act, 1995 (as amended).

If you have sold or transferred your entire holding of ordinary shares in Strongbridge, please pass this document, together with the attached proxy form, to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale was effected, for transmission to the purchaser or transferee as soon as possible.

13 April 2017

To: All Strongbridge Shareholders

NOTICE OF THE 2017 ANNUAL GENERAL MEETING

Dear Shareholder:

This letter encloses the notice of the Annual General Meeting of Strongbridge Biopharma plc (the “AGM”) to be held at the offices of Arthur Cox, located at Arthur Cox Building, Ten Earlsfort Terrace, Dublin, D02 T380, Ireland, at 10:00 a.m. (Dublin time) on 11 May 2017.

Further information on Strongbridge is available in our Annual Report on Form 20-F, and in our Irish statutory financial statements and the report of the Company’s directors thereon, which can be accessed on the investor relations page of our website at www.strongbridgebio.com and at www.envisionreports.com/SBBP.

Business of the AGM

Shareholders are being asked to consider two proposals at the AGM, which relate to:

•                  the re-election of John H. Johnson, Richard S. Kollender and Jeffrey W. Sherman, M.D., FACP, as Class II directors (please see section below “Strongbridge Board Update” for more details); and

•                  the remuneration of the auditors of the Company.

There will also be a review of the affairs of the Company and a presentation by management on the Company’s Irish statutory financial statements for the fiscal year ended 31 December 2016 at the AGM.

The foregoing proposals are more fully described on page 4 and the full text of the resolutions for these proposals are set out on page 6.

Strongbridge Board Update

In September 2015, both Mr. Johnson and Mr. Kollender were appointed as non-executive directors. Prior to September 2015, each of Mr. Johnson and Mr. Kollender served as directors of Cortendo AB, a wholly-owned subsidiary of Strongbridge.  Dr. Sherman was appointed by the Board as a non-executive director in September 2016.  We have seven directors — six non-executive and one executive (Matthew Pauls, our President and Chief Executive Officer). Except for Mr. Pauls, the remaining six directors are considered independent under the Nasdaq listing rules. All members of the Audit, Nomination and Governance, and Compensation Committees of the board of directors meet the independence requirements under applicable Nasdaq listing rules and rules promulgated by the U.S. Securities and Exchange Commission.

At the AGM, the Class II directors of the board of directors of the Company will stand for re-election in accordance with our Articles of Association (bye-laws). This means that Messrs. Johnson and Kollender and Dr. Sherman will offer themselves for re-election. Biographies of the directors standing for re-election are included at page 5.

Each of the directors standing for re-election demonstrates the necessary commitment to the role and provides valuable skills, knowledge and experience, and makes important contributions to the working of the board of directors. I can confirm that the Strongbridge board of directors is satisfied that each director

Strongbridge Biopharma plc — Notice of Annual General Meeting 2017

does not have a relationship that, in the opinion of the board of directors, would interfere with exercising independent judgement in carrying out his or her responsibilities.

Form of Proxy and Voting

The form of proxy for the AGM is enclosed separately. Please refer to pages 7 to 9 for details as to how to vote your shares and return your form of proxy.

A shareholder entitled to attend and vote is entitled, using the form separately enclosed (or the form in section 184 of the Irish Companies Act 2014), to appoint one or more proxies to attend, speak and vote instead of him or her at the AGM. A proxy need not be a shareholder of record.

Please refer to pages 7 to 9 for details as to how to vote your shares and return your form of proxy.

Availability of Materials

This document, the Company’s Annual Report on Form 20-F for the fiscal year ended 31 December 2016 and Irish statutory financial statements for the fiscal year ended 31 December 2016, including the reports of the directors and auditors thereon, are available on the investor relations page of the Company’s website at www.strongbridgebio.com and at www.envisionreports.com/SBBP.

Recommendation

Your board of directors believes that the resolutions to be proposed at the AGM are in the best interests of the Company and its shareholders. Accordingly, your directors unanimously recommend that you vote in favour of all resolutions as they intend to do in respect of any shares held by them.

Yours sincerely,

John Johnson
Chairman

SUMMARY OF AGM PROPOSALS

There are two proposals which require approval by shareholders, either in person or by proxy, at the AGM.

Proposal 1 — Re-election of Class II Directors

Shareholders are being asked to re-elect, by separate resolutions, the following non-executive directors as Class II directors:

Item 1.1 —John H. Johnson, as a director.

Item 1.2 —Richard S. Kollender, as a director.

Item 1.3 —Jeffrey W. Sherman, M.D., FACP, as a director

Each of the directors elected at the AGM will serve a three-year term until the conclusion of the Company’s 2020 annual general meeting and until such time as their successors are duly elected and qualified.

Required Vote. In accordance with our Articles of Association, our directors are elected by a plurality of the votes present in person or represented by proxy at the AGM.

The board of directors unanimously recommends that you vote FOR each of these nominees for Class II director (Proposal 1 on your form of proxy).

Proposal 2 — Authorisation to Determine the Remuneration of the Auditors

Shareholders are being asked to vote to authorise the board of directors, acting through its Audit Committee, to determine the remuneration of Ernst & Young.

We expect that a representative of Ernst & Young will be present at the AGM. This representative will have the opportunity to make a statement, if he or she desires, and is expected to be available to respond to appropriate questions.

Required Vote. As required under Irish law, the resolution in respect of this item of business is an ordinary resolution that requires the affirmative vote of a simple majority of the votes cast.

The board of directors unanimously recommends that you vote “FOR” the authorisation of the board of directors, acting through its Audit Committee, to determine the remuneration of Ernst & Young (Proposal 2 on your form of proxy).

Presentation of Irish Statutory Financial Statements

The Company’s Irish statutory financial statements for the fiscal year ended 31 December 2016, including the reports of the directors and auditors thereon, will be presented at the AGM. The Company’s Irish statutory financial statements have been approved by the board of directors. There is no requirement under Irish law that such statements be approved by shareholders, and no such approval will be sought at the AGM.  The Company’s Irish statutory financial statements and the Company’s Annual Report on Form 20-F for the fiscal year ended 31 December 2016 are available on the investor relations section of the Company’s website at www.strongbridgebio.com and at www.envisionreports.com/SBBP.

CLASS II DIRECTOR NOMINEES

John H. Johnson

Mr. Johnson has served as Chairman of our board of directors since March 2015. From January 2012 until August 2014, Mr. Johnson served as the President and Chief Executive Officer of Dendreon Corporation and as its Chairman from January 2012 until June 2014. From January 2011 until January 2012, he served as the Chief Executive Officer and a member of the board of Savient Pharmaceuticals, Inc. From November 2008 until January 2011, Mr. Johnson served as Senior Vice President and President of Eli Lilly and Company’s Oncology unit. He was also Chief Executive Officer of ImClone Systems Incorporated, which develops targeted biologic cancer treatments, from August 2007 until November 2008, and served on ImClone’s board of directors until it was acquired by Eli Lilly in November 2008. From 2005 to 2007, Mr. Johnson served as Company Group Chairman of Johnson & Johnson’s Worldwide Biopharmaceuticals unit, President of its Ortho Biotech Products LP and Ortho Biotech Canada units from 2003 to 2005, and Worldwide Vice President of its CNS, Pharmaceuticals Group Strategic unit from 2001 to 2003. Prior to joining Johnson & Johnson, he also held several executive positions at Parkstone Medical Information Systems, Inc., Ortho-McNeil Pharmaceutical Corporation and Pfizer, Inc. Mr. Johnson is the former Chairman of Tranzyme Pharma, Inc. Mr. Johnson currently serves as a member of the board of directors of Cempra Pharmaceuticals, Inc., Histogenics Corporation, Portola Pharmaceuticals, Inc., Sucampo Pharmaceuticals, Inc. and W2O Group. He previously served as a member of the board of directors for the Pharmaceutical Research and Manufacturers of America and the Health Section Governing Board of Biotechnology Industry Organization. Mr. Johnson holds a B.S. from the East Stroudsburg University of Pennsylvania.

Richard S. Kollender

Mr. Kollender has served as a member of our board of directors since March 2015. Since August 2016, Mr. Kollender has served as Chief Business Officer and Chief Financial Officer of Rapid Micro Biosystems, Inc.  Since 2005, Mr. Kollender has served as a Partner of Quaker Partners Management, LP, a healthcare investment firm, which Mr. Kollender initially joined in 2003. Mr. Kollender serves as a director of Tarsa Therapeutics. Mr. Kollender previously served as a director of Celator Pharmaceuticals, Inc., Rapid Micro Biosystems, Inc., Insmed, Transave, Inc., NuPathe, Inc., TargetRx, Inc., Precision Therapeutics, Inc., Transport Pharmaceuticals, Inc. and Corridor Pharmaceuticals. Mr. Kollender has held positions in sales, marketing and worldwide business development at GlaxoSmithKline (GSK), and served as investment manager at S.R. One, the corporate venture capital arm of GSK. Mr. Kollender holds a B.A. in accounting from Franklin and Marshall College and an MBA and Health Administration and Policy Degree with honors from the University of Chicago, and has practiced as a certified public accountant for six years at public accounting firms, including KPMG.

Jeffrey W. Sherman, M.D., FACP

Dr. Sherman has served as a member of our board of directors since October 2016. He currently serves as the chief medical officer and executive vice president of research and development at Horizon Pharma plc. He has more than 25 years of research, clinical development, regulatory and commercialization experience within the biopharmaceutical industry. He is a member of a number of professional societies, a diplomat of the National Board of Medical Examiners and the American Board of Internal Medicine, and also serves on the Board of Advisors of the Center for Information and Study on Clinical Research Participation (CISCRP). He previously held senior leadership positions at IDM Pharma, Takeda Global Research and Development, Neopharm, Searle/Pharmacia and Bristol-Myers Squibb.  He is a past president of the Drug Information Association (DIA) and serves as DIA liaison to the FDA Clinical Trial Transformation Initiative (CTTI). Dr. Sherman earned his M.D. from the Rosalind Franklin University of Medicine and Science/The Chicago Medical School. He completed internship, residency and chief medical residency programs at Northwestern University Feinberg School of Medicine, where he currently serves as an adjunct assistant professor, and a fellowship program at the University of California San Francisco. He received a B.A. in Biology from Lake Forrest College.

Further information on the experience, qualifications and industry knowledge of the directors is available from the Annual Report on Form 20-F at www.strongbridgebio.com.

NOTICE OF 2017 ANNUAL GENERAL MEETING

NOTICE is hereby given that the Annual General Meeting of the Company will be held at the offices of Arthur Cox, located at Arthur Cox Building, Ten Earlsfort Terrace, Dublin, D02 T380, Ireland on 11 May 2017 at 10:00 a.m. (Dublin time) to receive the Company’s Irish statutory financial statements for the fiscal year ended 31 December 2016 and the reports of the directors and auditors thereon, to review the affairs of the Company and to consider, and if thought fit, pass the following resolutions:

1.                                      To re-elect, by separate resolutions, the following individuals who retire as Directors in accordance with the Articles of Association of the Company and, being eligible, offer themselves for re-election as Class II directors:

Item 1.1  John H. Johnson;

Item 1.2  Richard S. Kollender; and

Item 1.3  Jeffrey W. Sherman, M.D., FACP.

2.                                      To authorise the board of directors, acting through its Audit Committee, to determine the remuneration of the auditors.

A shareholder entitled to attend and vote is entitled, using the form provided separately (or the form in section 184 of the Irish Companies Act 2014), to appoint one or more proxies to attend, speak and vote instead of him or her at the AGM. A proxy need not be a shareholder of record. Please refer to pages 7 to 9 for details as to how to vote your shares and return your form of proxy.

By the Order of the Board,

Stephen J. Long
Company Secretary	13 April 2017

Registered Office:
Arthur Cox Building
Ten Earlsfort Terrace
Dublin
D02 T380
Ireland

NOTES:

1.                                      Information and Documentation

Information regarding the AGM is available on the investor relations page of the Company’s website at www.strongbridgebio.com and at www.envisionreports.com/SBBP. This document, the Company’s Annual Report on Form 20-F for the fiscal year ended 31 December 2016 and Irish statutory financial statements for the fiscal year ended 31 December 2016, including the reports of the directors and auditors thereon, are available on the investor relations page of the Company’s website at www.strongbridgebio.com and at www.envisionreports.com/SBBP. We will provide without charge to each shareholder, including any beneficial owner, on the written or oral request of such shareholder, a copy of any of such documents.  Requests for such copies should be directed to the Company Secretary at the following address: 900 Northbrook Drive, Suite 200, Trevose, PA 19053, United States of America.

2.                                      Who is eligible to vote and how?

If your shares are actually registered in your name, you are a shareholder of record. Shareholders of record who are entered in the register of Members of the Company, as at the close of business on 22 March 2017, shall be entitled to attend, speak, ask questions and vote at the AGM or, if relevant, any adjournment thereof. Changes in the register after that time will be disregarded in determining the right of any person to attend and/or vote at the meeting. As at the record date for the AGM, the close of business on 22 March 2017, there were 35,335,026 ordinary shares in the capital of the Company outstanding and entitled to vote.

Depending on whether your shares are registered in your name or whether your shares are held in “street name” the arrangements for voting are as follows:

Shareholder of Record: Shares Registered in Your Name

As a shareholder of record you may vote in one of the following ways:

By Telephone or Over the Internet. You may submit your proxy by calling the toll-free number noted on your proxy card. Telephone proxy submission is available 24 hours a day and will be accessible until 5:00 p.m. (Eastern Time) on 8 May 2017. Easy to follow voice prompts allow you to submit your proxy and confirm that your instructions have been properly recorded. You may also choose to vote over the Internet by following the instructions set out in the proxy card enclosed with this notice of meeting. Internet voting is also available 24 hours a day and will be accessible until 5:00 p.m. (Eastern Time) on 8 May 2017. As with telephone proxy submission, you may confirm that your instructions have been properly recorded. Shareholders who vote through the Internet or submit their proxy by telephone should be aware that they may incur costs, such as usage charges from telephone companies or Internet service providers, and that these costs must be borne by the shareholder.

By Mail. If you wish to vote by mail, please mark your proxy card enclosed with this notice of meeting, date and sign it, and promptly return it in the postage-paid envelope provided, to be received by 5:00 p.m. (Eastern Time) on 8 May 2017 (which will be forwarded electronically to Computershare’s Irish office).

In Person at the AGM. You may vote in person by attending the AGM and submitting a ballot.

If you are a shareholder of record and you choose to submit your proxy by telephone by calling the toll-free number on your proxy card, your use of that telephone system, and in particular the entry of your pin number/other unique identifier, will be deemed to constitute your appointment, in writing and under hand, and for all purposes of the Irish Companies Act 2014, of each of A. Brian Davis and Stephen J. Long, as your proxy to vote your shares on your behalf in accordance with your telephone instructions.

If your proxy is properly completed, the shares it represents will be voted at the AGM as you instructed. If you submit your proxy, but do not provide instructions, your proxy will be voted in accordance with the Board’s recommendations as set forth in this notice of meeting.

The appointment of a proxy will not preclude a shareholder of record from attending, speaking, asking questions and voting at the meeting should the shareholder subsequently wish to do so and a proxy need not be a shareholder of the Company.

Beneficial Owner: Shares Registered in the Name of a Broker, Bank or Other Agent

If, as at close of business on 22 March 2017, your shares were not held in your name, but rather in an account at a brokerage firm, bank, dealer or other similar organisation, who in turn hold through The Depository Trust Company (“DTC”), then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organisation, together with instructions as to voting. You will need to carefully follow the instructions from your broker, bank or other agent or contact your broker, bank or other agent if you have any queries.

As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account as per the instructions enclosed by your broker. You are also invited to attend the AGM. However, since you are not the shareholder of record, you may not vote your shares in person at the AGM unless you contact your broker and obtain a valid proxy card from your broker or other agent.

Therefore as a beneficial owner of shares registered in the name of your broker, bank or other agent, who in turn hold through DTC, you should have received a voting instruction card and voting instructions with these proxy materials from that organisation rather than from us. Simply complete and mail the voting instruction card as per the instructions from your broker, bank or other agent to ensure that your vote is counted.

3.                                      What is the “quorum” requirement for the AGM?

A quorum is required in order to proceed with any business at the AGM.  A quorum requires the presence, in person or by proxy, of the holders of shares entitled to exercise a majority of the voting power of the Company. For the purposes of establishing a quorum, abstentions and “broker non-votes” (as described below) are counted as present.

4.                                      What vote is required to approve each item on the agenda?

Every shareholder present, in person or by proxy, shall have one vote for every share carrying voting rights of which he or she is the holder or proxy.

For Proposal 1, our directors are elected by a plurality of the votes cast, in person or by proxy.  Proposal 2, which is an ordinary resolution, is required to be approved by a simple majority of the votes cast, in person or by proxy.

Abstentions and “broker non-votes” (as described below) are not considered votes cast and therefore will not impact the outcomes of the items on the agenda.

5.                                      What is a Broker Non-Vote?

A “broker non-vote” occurs when a broker holding shares for a beneficial owner (that is, in “street name”) does not vote on a particular agenda item because the broker does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Although brokers have discretionary power to vote your shares with respect to “routine” matters, they do not have discretionary power to vote your shares on “non-routine” matters pursuant to New York Stock Exchange (“NYSE”) rules.

If you do not provide voting instructions for proposals which are considered “non-routine,” a “broker non-vote” occurs. We believe that the elections of directors in Proposal 1 will be considered “non-routine” under NYSE rules and therefore your broker will not be able to vote your shares with respect to these proposals unless the broker receives appropriate instructions from you. Proposal 2 will be considered a “routine” proposal for which your broker has discretionary voting authority under the NYSE rules to vote your shares, even if the broker does not receive voting instructions from you.  Please instruct your bank or broker so your vote can be counted.

6.                                      Can I change my vote after submitting my proxy?

Shareholder of Record: Shares Registered in Your Name

Yes. You can revoke your proxy before it is voted at the AGM. If you are the record holder of your shares, you may revoke your proxy in any one of three ways:

•                  you may submit another properly completed proxy on a later date within the proxy voting deadlines described above by Internet or by telephone or by signing and returning a new proxy card with a later date;

•                  you may send a written notice that you are revoking your proxy to Stephen Long, Company Secretary, Strongbridge Biopharma plc at 900 Northbrook Drive, Suite 200, Trevose, PA 19053, United States of America or by email to s.long@strongbridgebio.com. Your notice must be received before the commencement of the meeting at 10:00 a.m. (Dublin time) on 11 May 2017 or if the AGM is adjourned, before the commencement of the adjourned meeting; or

•                  you may attend the AGM and vote in person.

Beneficial Owner: Shares Registered in the Name of a Broker, Bank or Other Agent

Persons who hold their shares through a bank, brokerage firm or other nominee may change their voting instructions by following the requirements of their bank or broker, or by obtaining a legal proxy from their bank or broker and submitting the legal proxy within the proxy voting deadlines described above.

7.                                      What does it mean if I receive more than one set of materials?

If you receive more than one set of materials, your shares are registered in more than one name or are registered in different accounts. In order to vote all the shares you own, you must sign and return all of the proxy cards or follow the instructions for any alternative voting procedure on each of the proxy cards you receive.